Exhibit 99.1

LIZHI INC. Files 2022 Annual Report on Form 20-F

GUANGZHOU, China, April 28, 2023/GLOBE NEWSWIRE/ -- LIZHI INC. ("LIZHI" or the "Company") (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the Securities and Exchange Commission (the "SEC") on April 28, 2023 (U.S. Time). The annual report, which contains the Company's audited consolidated statements, can be accessed on the SEC's website at http://www.sec.gov and the Company's investor relations website at http://ir.lizhi.fm.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@lizhi.fm or the Investor Relations Department at LIZHI INC., Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, the People's Republic of China.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users' interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86-(20) 8381-8791

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com